Exhibit 99.1

ReneSola Announces First Quarter 2018 Results

Shanghai, China, June 20, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Mr. Xianshou Li, ReneSola's Chief Executive Officer, commented, “We started 2018 with solid performance across our business as a result of continued strong execution of our strategy. First quarter revenue exceeded our expectations and operating margin expanded significantly from the fourth quarter of 2017, resulting in a sequential increase in net income of over 200%.”

Li continued, "Our overall global project pipeline remains solid at around 1.1 GW. In the first quarter, we successfully installed 6.3 MW of rooftop projects in China and 6.8 MW of ground-mount projects in North Carolina. As we look to the remainder of 2018, we remain optimistic about the business opportunities across different geographies. In addition, the fundamentals for our project business have significantly improved over the last few quarters, and we will maintain our commitment to growing profitably, managing our operations and strengthening our financial position."

First Quarter 2018 Highlights

	Q1 2018 ($ in million)	Q4 2017 ($ in million)	Q/Q Change
Revenue	$44.8	$64.8	-30.9%
Gross Profit	$8.4	$6.8	+22.6%
Operating Income	$5.9	$4.9	+19.4%
EBITDA	$9.0	$4.7	+94.3%
Income before Income Tax and Noncontrolling interests	$5.4	$2.0	+173.8%
Net Income	$5.4	$1.7	+220.0%

•	Revenue was $44.8 million, compared to the raised guidance range of $40 million to $45 million;
•	Gross margin was 18.7%, compared to 10.5% in Q4 2017;
•	Income before income tax and noncontrolling interests was $5.4 million, compared to an income of $2.0 million in Q4 2017 and a loss of $3.2 million in Q1 2017;
•	Recognized revenue of $31.8 million from Project Development business, mainly from sales of utility solar projects in the United Kingdom;
•	Recognized revenue of $8.7 million from EPC services for 15.8 MW of DG projects in China;
•	Recognized revenue from the sale of electricity of $4.2 million;
•	Installed 6.3 MW of rooftop projects in China and 6.8 MW of ground-mount projects in North Carolina, United States; and
•	Solar power project pipeline of approximately 1.1 GW, of which 748 MW are late-stage.

First Quarter 2018 Financial Results

Revenue was $44.8 million, compared to $64.8 million in Q4 2017 and $0.2 million in Q1 2017.

•	Revenue from the Project Development business was $31.8 million as we recognized revenue from sales of utility projects in the United Kingdom that were recorded as deferred project revenue in the amount of $20.8 million as of December 31, 2017 due to the contingency consideration of the substantive return right of the customer under ASC 360 Real Estate Sales and recognized as revenue in the amount of $21.9 million in Q1 2018 with the final price adjustment upon the issuance of the final acceptance certificate (FAC) and all revenue recognition criteria is met upon adoption of ASC 606.

•	Revenue from the EPC business was $8.7 million as we recognized revenue from the provision of EPC services of 15.8 MW in China.

•	Revenue from the sale of electricity was $4.2 million. The Company generated 28.4 million kwh of electricity from its operating projects in China during the quarter.

Gross profit was $8.4 million, compared to a gross profit of $6.8 million in Q4 2017 and a loss of $0.2 million in Q1 2017. Gross margin was 18.7%, compared to 10.5% in Q4 2017, mainly due to the improved margin from overseas project development business and EPC business in China.

Operating expenses were $2.5 million, up from $1.9 million in Q4 2017 and from $1.3 million in Q1 2017. Sales and marketing expenses were $0.1 million, down from $0.6 million in Q4 2017, mainly due to reduced commission expenses associated with sale of green certificates. General and administrative expenses were $2.4 million, up from $1.7 million in Q4 2017, mainly due to the increased salary expenses associated with additional new hires.

Operating income was $5.9 million, compared to an operating income of $4.9 million in Q4 2017 and an operating loss of $1.5 million in Q1 2017.

Total non-operating expenses of $0.4 million included interest expenses of $1.5 million and foreign exchange gain of $1.1 million, mainly driven by theh appreciation of EUR against USD and KRW.

Income before income tax and noncontrolling interests was $5.4 million, compared to an income of $2.0 million in Q4 2017 and a loss of $3.2 million in Q1 2017.

Net income was $5.4 million, compared to an income of $1.7 million in Q4 2017 and a loss of $3.2 million in Q1 2017.

Financial Position

The Company had cash and cash equivalents of $10.9 million as of March 31, 2018, compared to $13.4 million as of December 31, 2017. Long-term borrowings were $32.7 million as of March 31, 2018, compared to $32.5 million as of December 31, 2017. Long-term failed sale-lease back and capital lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $78.2 million as of March 31, 2018, compared to $67.5 million as of December 31, 2017, the increase was mainly due to the corresponding growth of the Company’s DG operating assets.

Recent Business Updates

•	On June 20, 2018, the Company announced the closing of the sale of its utility-scale project located in North Carolina to New York-based Greenbacker Renewable Energy Company, LLC ("Greenbacker"), a publicly registered, non-traded Limited Liability Company focused on investments in renewable energy power plants and energy efficiency projects as well as other sustainable investments. The North Carolina project has a capacity of 6.75 MW and represents ReneSola's second project sale to Greenbacker. The first project sale to Greenbacker was completed in April 2017.

•	In June, Sequoia Economic Infrastructure Income Fund ("Sequoia") had agreed to extend senior debt facility to 36 million euro for ReneSola's 55MW of projects in Poland, each with a capacity of 1MW. In December 2017, Sequoia, which invests in a diversified portfolio of senior and subordinated economic infrastructure debt investments, provided a senior loan of 15 million euro for all of ReneSola's 55MW projects in the region.

•	The Company announced the appointment of Xiaoliang Liang as Chief Financial Officer, effective June 1, 2018. Mr. Liang brings to ReneSola more than 18 years of experience developing, financing and managing projects with a focus on renewable energy, including solar, wind, hydro and other infrastructure sectors.

•	In May 2018, the Company closed an equity investment agreement with a strategic investor. The investor will invest RMB 200 million in cash to acquire 40.13% of Zhejiang ReneSola Investment Limited, the Company's subsidiary that holds the Company's distributed generation projects in China.

Operating Assets and Completed Projects for Sale

The Company continues to pursue opportunities in small-scale projects in diversified regions and believes its strategy can capitalize on trends in solar energy development. ReneSola currently owns over 193 MW of rooftop projects in operation, which are concentrated in a handful of eastern provinces of China with attractive development environments. As of March 31, 2018, the Company had over 27 MW of rooftop projects under construction.

Operating Assets	Capacity (MW)
China DG	193.6
- Zhejiang& Shanghai	69.1
- Jiangsu	10.6
- Henan	57.9
- Anhui	31.5
- Hebei	17.1
- Shandong	7.4
Romania	15.4
United Kingdom	4.3
Total	213.3

As of March 31, 2018, the Company currently has 10.4 MW of completed projects, which are currently in sale process.

Completed Projects for Sale	Capacity (MW)
Turkey	10.4
Total	10.4

Project Pipeline

As of March 31, 2018, the Company had a pipeline of over 1.1 GW of projects in various stages, of which 748 MW are projects that are late-stage. 156 MW of these late-stage projects are under construction. Late-stage projects include (i) projects with the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint ventured project SPVs whose controlling power can be purchased by us once the late stage is reached, and (ii) projects for which PPA or FiT has been arranged.

The following table sets forth the Company’s late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
USA	189.4	24.1
Canada	17.3	7.0
Turkey	110.0[1]	--
Poland	55.0	55.0
Hungary	42.6	42.6
France	73.7	--
Spain	162.0	--
India	22.0	--
China DG	75.9	27.6
Total	747.9	156.3

[1]	ReneSola has an arrangement with a local partner, under which our partner holds and maintains full titles to all projects but we have the right to receive 50% proceeds generated by the projects.

China

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	34.2	IPP
-Jiangsu	18.3	IPP
-Fujian & Guandong	8.5	IPP
-Anhui	1.9	IPP
-Henan	5.1	IPP
-Shandong	7.9	IPP
China DG	75.9

United States

In the U.S, the Company has a late-stage pipeline of 189.4 MW, 24.1 MW of which are under construction and are expected to be connected to the grid in the second quarter of 2018.

US: Late- stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
RP-NC	NC	24.1	Utility	Construction	2018	Project Development
Utah	UT	10.7	Self-consumption / DG	Development	2018	Project Development
RP-MN	MN	37.5	Community Solar	Development	2018	Project Development
MN-VOS	MN	7.8	Community Solar	Development	2019	Project Development
New York	NY	7.7	Community Solar	Development	2018/2019	Project Development
RP-CA	CA	13.6	Utility	Development	2019	Project Development
Oregon	OR	23.0	TBD	Development	2019	Project Development
Alpine	TX	65.0	TBD	Development	2019	Project Development
Total		189.4

Canada

In Canada, the Company has a late-stage pipeline of 17.3 MW projects, 7.0 MW of which are under construction and are expected to be connected to the grid in the third quarter of 2018. These 7MW projects are eligible for Canada’s FiT3 Scheme.

Canada:Late- stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
FiT3	Ontario	7.0	DG	Construction	2018	Project Development
FiT4	Ontario	10.3	DG	Development	2019	Project Development
Total		17.3

Poland

In Poland, the Company has a late-stage pipeline of 55 MW projects, which are under construction and are expected to be connected to the grid in the second half of 2018.

Poland:Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2016 Dec	Poland	13.0	DG	Construction	2018	Project Development
Auction 2017 Jun	Poland	42.0	DG	Construction	2018	Project Development
Total		55.0

Hungary

In Hungary, the Company grew its late-stage pipeline to 71 “Micro PPs” projects, total capacity of 42.6 MW, which are under construction and are expected to be connected to the grid in the second half of 2018.

Hungary:Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	42.6	DG	Construction	2018	Project Development
Total		42.6

France

In France, the Company formed a strategic partnership with Green City Energy to jointly develop four solar parks with a total installed capacity of 69.0 MW. Additionally, the Company was awarded 16 solar projects in France with a combined capacity of 4.65 MW in the first quarter of 2018.

France:Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK	France	69.0	Utility	Development	2019	Project Development
SPV2	France	4.7	DG	Development	2019	Project Development
Total		73.7

Other Geographies

In Turkey, the Company has an arrangement with a local partner, under which our partner holds and maintains full titles to 110 MW projects but we have the right to receive 50% proceeds generated by those 110 MW projects.

In India, the Company has a pipeline of 22.0 MW projects, which are self-consumption distributed generations with top-rating commercial and industrial off-takers.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Turkey JV	Turkey	110.0	Utility	Development	2019	Project Development
India C&I	India	22.0	DG	Development	2018/2019	Project Development
Total		132.0

Outlook

For the second quarter of 2018, the Company’s project business is expected to generate revenue in the range of $20 to $30 million and overall gross margin in the range of 20% to 25%. During the second quarter of 2018, the Company expects to connect 15 MW to 20 MW of DG projects in China, and to monetize 6.8 MW projects in international markets.

For 2018, the Company expects to generate revenue in the range of $130 to $140 million with overall gross margin in the range of 20 to 25%. The Company intends to connect 100 MW to 150 MW of DG projects in China, and to monetize 80 MW to 100 MW projects in international markets.

Adoption of New Accounting Policy

Effective from January 1, 2018, SOL adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP (“ASC 606”). As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the revenue standard as an increase of approximately USD 0.87 million to the opening balances of retained earnings. The adjustments primarily arose from the timing of revenue recognition for 1) subscription service fee in the sale of project asset rights and 2) supplies of modules and invertors under cooperation arrangements with the counterparty. Under ASC 360, Real Estate Sales and ASC 605, Revenue Recognition, subscription service fee in the sale of project asset rightsand revenue related to modules and invertors supplied under cooperation arrangements are considered contingent and, therefore, the portion of the revenue is not recognized until the contingency has been removed (i.e. upon having the right to receive the subscription fee and achievement of COD, or upon the ultimate sale of the project assets under the cooperation arrangement). Upon adoption of ASC 606, subscription fee is recognized over time as a seperate performance obligation, and the revenue of supplies of modules and invertors is recognized upon the delivery with the control transferred and the Company has right to payment. In addition, the Company had a sale of project asset with a right of return if certain conditions are not met. Under the ASC 360 Real Estate Sales, revenue was not recognised because of the contingency consideration. Upon adoption of ASC 606, revenue was not recognised because of the substantive return right and the Company was not able to assert return was not probable as of December 31, 2017. As such, deferred project revenue as of Dec 31, 2017 in the amount of $21 million would have been classified as a refund liability and the corresponding deferred project costs would have been classified as the Company’s right to recover products from customers on settling the refund liability. Such refund liability was recognized as revenue totaling $22 million with an increase due to final price adjustment in the first quarter of 2018

Conference Call Information

ReneSola's management will host an earnings conference call on June 20, 2018 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 1739389.

A replay of the conference call may be accessed by phone at the following numbers until June 28, 2018. To access the replay, please again reference the conference passcode 1739389.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com